INVESTISSEMENT QUÉBEC INVESTS C$16 MILLION IN OSISKO GOLD ROYALTIES

(Montréal, October 26, 2017) Osisko Gold Royalties Ltd (the "Company" or "Osisko") (TSX & NYSE: OR) is pleased to announce that, in connection with its previously announced C$284 million offering (the “Offering”) of convertible senior unsecured debentures (the “Debentures“) which consists of a public offering and a private placement, the underwriters have exercised their option to increase the size of the private placement of Debentures (the “Private Offering”) by C$16 million, for total gross proceeds from the Offering of C$300 million.

As a result, Osisko is pleased to announce that Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec, has committed to purchase C$16 million of Debentures through the Private Offering on the same terms and conditions as the C$184 million public offering of Debentures.

The Debentures will bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into Osisko common shares at a conversion price of C$22.89 per common share (representing a conversion premium of approximately 40% to the reference price of C$16.35 and a conversion rate of 43.6872 Osisko common shares per C$1,000 principal amount of debentures). The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

About Investissement Québec

Investissement Québec's mission is to foster the growth of investment in Québec, thereby contributing to economic development and job creation in every region. The Corporation offers businesses a full range of financial solutions, including loans, loan guarantees and equity investments, to support them at all stages of their development. It is also responsible for administering tax measures and prospecting for foreign investment.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 32.8% interest in Barkerville Gold Mines Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments with respect to the directors and officers of Osisko. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward- looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd.:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com